SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CNPJ/MF 02.570.688/0001 - 70
NIRE 533 0000 581 - 8
PUBLICLY HELD COMPANY

SUMMONS NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom Participações S.A. (“Company”) are hereby summoned to attend the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 29, 2005, at 3:30 p.m., at the Company’s headquarters located in the city of Brasília, Federal District, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate over the following Order of the Day:

Ordinary General Shareholders’ Meeting
1. Assess the performance of the members of the Board of Directors and Senior Management, and examine, discuss and deliberate on the Financial Statements and Management Report for the fiscal year ended on December 31, 2004; 2. Deliberate on the appropriation of the net profit of the year and dividend distribution; 3. Elect the effective and alternate members of the Board of Directors; and 4. Elect the effective and alternate members of the Fiscal Council.

Extraordinary General Shareholders’ Meeting
1. In accordance with Article 15 of the Company’s Bylaws, establish the total remuneration of the members of the Board of Directors and Senior Management, and the individual remuneration of the members of the Fiscal Council. 2. Amend Article 5 of the Company’s Bylaws.

General Information:
All powers of attorney shall be filed at the Company’s headquarters located in the city of Brasilia, Federal District, at SIA Sul, ASP, Lote D, Bloco B, 2º andar – Diretoria Jurídica - at least 2 (two) business days prior to the date of the Shareholders’ Meeting. Shareholders in possession of shares registered with a custodian agent wishing to participate in the Ordinary and Extraordinary General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting. It shall be possible for Shareholders, no more than 48 (forty eight) hours prior to the Meeting, to request adoption of multiple vote, as prescribed by Article 141 of Law 6.404/76.

Brazil, Brasília, March 29, 2005

Luis Octavio Carvalho da Motta Veiga
Chairman of the Board of Directors
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer